FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item
1	Letter to the Buenos Aires Stock Exchange and the National Securities Commission of Argentina dated April 28, 2006, regarding the payment of dividends.

Item 1

Buenos Aires, April 28, 2006

Messrs.

Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Comisión Nacional de Valores [National Securities Commission of Argentina]

Ref: Dividends

In compliance with the Rules of the Buenos Aires Stock Exchange, I inform you of the following information.

YPF S.A. announced that the Board of Directors of YPF Sociedad Anónima, in accordance with the faculties granted by the Ordinary General Stockholders Meeting held on April 28, 2006, has approved the payment of a dividend of $ 6 (Argentine Pesos) per share or per American Depositary Receipt-”ADR”, (representing U$S 1,97 per ADR at the current exchange rate), to all shareholders, with payments to be made to ordinary shareholders on May 9, 2006.

Sincerely yours,

by YPF S.A.

Carlos A. Olivieri

Economic-Financial Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 3, 2006	By:	/s/ Carlos Olivieri
	Name:	Carlos Olivieri
	Title:	Chief Financial Officer